SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT UNDER SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒   Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended:         December 31, 2003

☐   Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from __________________________ to __________________________

Commission File Number: 0-26001

A.   Full title of plan and the address of the plan, if different from that of the issuer named below:

Profit Incentive Bonus Plan of
Hudson City Savings Bank

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hudson City Bancorp, Inc.
West 80 Century Road
Paramus, NJ 07652

REQUIRED INFORMATION

Profit Incentive Bonus Plan of
Hudson City Savings Bank
Financial Statements and Schedules
At December 31, 2003 and 2002 and
for the year ended December 31, 2003
(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Board of Directors
Hudson City Bancorp, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Profit Incentive Bonus Plan of Hudson City Savings Bank as of December 31, 2003 and 2002, and the statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Profit Incentive Bonus Plan of Hudson City Savings Bank as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year as of December 31, 2003, and of reportable transactions for the year ended December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Short Hills, New Jersey
June 14, 2004

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK

Statements of Net Assets
Available for Benefits

December 31, 2003 and 2002

	December 31,	December 31,
	2003	2002
Investments, at current value:
Investments in mutual funds (note 8)	$10,525,223	10,774,304
Investment in Hudson City Bancorp, Inc. Common Stock Fund (note 8)	50,341,256	26,428,911

	60,866,479	37,203,215

Receivables:
Employer contribution receivable	572,244	—
Interest receivable	1,672	1,250
Participant loans receivable (note 7)	347,937	136,306

	921,853	137,556

Payables:
Fee payable	(10,206)	(4,179)

Net assets available for benefits	$61,778,126	37,336,592

See accompanying notes to financial statements.

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK

Statement of Changes in Net Assets
Available for Benefits

Year Ended December 31, 2003

December 31,
2003
Contributions:
Employer contributions	$631,320
Employee contributions	735,307
Rollovers	182,474

Total contributions	1,549,101

Investment income:
Interest	12,729
Dividends	265,424
Net realized gains on sales of investments	1,013,376
Net appreciation of investments (note 8)	26,108,967

Total investment income	27,400,496

Contributions and investment income	28,949,597
Participant benefits	(4,503,692)
Other	(4,371)

Net change in assets available for benefits	24,441,534
Net assets available for benefits:
Beginning of period	37,336,592

End of period	$61,778,126

See accompanying notes to financial statements.

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2003 and 2002

(1)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Profit Incentive Bonus Plan of Hudson City Savings Bank (the Plan) have been prepared on an accrual basis and present the net assets available for benefits and the changes in those net assets.

(b)	Investments

The Plan’s mutual fund investments are stated at fair value based on the quoted market prices. The investment in Hudson City Bancorp, Inc. common stock fund is valued at estimated fair value, which is determined based on the unit value of the fund. The unit value of the fund is determined by Fidelity Investment Institutional Operations Company, Inc. (the “trustee”) which is sponsoring the fund by dividing the fund’s net assets at fair value by its units outstanding at the valuation date.

The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual mutual fund objectives, stock market, interest rates, economic conditions, and world affairs.

Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest income is recognized as earned.

(c)	Payments of Benefits

Benefits are recorded when paid.

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2003 and 2002

(d)	Use of Estimates

In preparing plan financial statements, estimates, and assumptions have been made relating to the reporting of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2)	Description of Plan

The following plan information provides only a general description of the Plan’s provisions. The plan document should be referred to for a more complete description of the Plan’s provisions.

The Plan is a self-directed, defined contribution profit-sharing plan sponsored by the Hudson City Savings Bank (the Bank). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(a)	General

Under terms of the agreement with the Bank, participants and/or beneficiaries are eligible for payments following termination of employment for any reason, including death or disability. These payments can be made either in a lump-sum distribution or in level annual installments over a period not to exceed 15 years. If the vested balance of a participant is $5,000 or less, payment will be made in a lump-sum distribution. Subject to such terms and conditions as may be established from time to time by the plan administrator, participants may elect to receive shares of Hudson City Bancorp, Inc. stock for the portion of any distribution that is attributable to an interest in the Employer Stock Fund. Participants may receive either the entire portion of their interest in the Employer Stock Fund in shares of Hudson City Bancorp, Inc. common stock or part in shares and part in cash. The maximum number of shares of Hudson City Bancorp, Inc. stock that they may receive will be the number of whole shares attributable to their interest in the Employer Stock Fund. Any remaining amount distributed will be paid in cash.

The Plan maintains for each member a regular account and an optional account. The regular account is credited with 50% of the Bank’s contributions and the optional account is credited with the balance, after giving effect to the cash election option available to each participant. Effective October 1, 1998, participants can elect to receive the Bank’s contribution in cash and/or allocate to the optional participant directed investment funds in increments of 10%. A full-time employee becomes eligible to participate on the first of the month following the first anniversary of his or her employment if he or she is at least 21 years old. A part-time employee becomes eligible to participate upon attaining the minimum age of 21, is employed a minimum of one year, and meets the eligibility rule of

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2003 and 2002

1,000 work hours in one anniversary year, as defined. Each member is fully vested to the extent of his/her optional account and becomes vested at the rate of 20% per year in his/her regular account until fully vested after five years. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balances.

Forfeitures are applied to reduce the Bank’s contribution. During the year ended December 31, 2003, there were $11,328 of forfeitures that can be applied to reduce the Bank’s future contributions. Investment earnings or losses are allocated to a participant’s regular and optional account balances, as defined.

(b)	Contributions

The Bank has agreed to make contributions to the Plan in an amount equal to the lesser of a portion of the Bank’s income, as defined, that will not reduce the amount available for surplus below $2,500 for every $1,000,000 of average total assets for the plan year, or 5% of compensation as defined, of all participants after becoming participants in the Plan, at the end of the plan year. In addition, sponsor contributions are limited to the maximum amount deductible by the Bank for income tax purposes.

Participants are eligible to make personal contributions to the Plan. The amount contributed may not exceed 60% of compensation for the payroll period as defined.

Participants in the Plan may designate the funds into which their respective share of the Bank’s contribution or their own contribution shall be invested. A participant may transfer a portion of his or her account balance among the funds as outlined in the Plan.

(c)	Plan Amendment

Effective January 1, 2004, the Plan was amended and restated (“Plan Amendment”) to increase the contribution a participant may make to an amount not to exceed 60% of compensation for the payroll period as defined.

(3)	Changes in the Plan

Other than the change in the maximum amount a Participant may contribute to the Plan, there were no other significant amendments during the year ended December 31, 2003.

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2003 and 2002

(4)	Federal Income Taxes

The Internal Revenue Service has determined and informed the Bank by a letter dated June 4, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)	Plan Termination

The Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(6)	Plan Expenses

Plan fees and expenses, including fees and expenses connected with the providing of administrative services by external service providers, are paid from Plan assets.

(7)	Participant Loans Receivable

A participant, in case of need, may apply to the plan administrator for a loan in an amount not to exceed certain amounts, as defined. The period of repayment shall not exceed five years unless the loan is to be used in conjunction with the purchase of the principal residence of the participant, in which case the period shall not exceed ten years.

Interest is charged at a commercially reasonable rate, with all interest on loans being paid back into the borrower’s plan account. Principal and interest is paid ratably by participant checks.

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2003 and 2002

(8)	Investments

Individual investments in excess of 5% of net assets available for plan benefits at December 31, 2003 and 2002 are as follows:

	December 31,		December 31,
	2003		2002
		Current		Current
	Cost	Value	Cost	Value
Hudson City Bancorp, Inc. - investment in common stock	$9,715,140	50,341,256	9,116,704	26,428,911
MS U.S. Government Securities Trust A Fund	—	—	6,524,185	6,572,987
MS S&P500 Index A Fund	—	—	2,038,829	1,984,564

For the year ended December 31, 2003, the Plan’s net appreciation of investments is as follows:

December 31,
2003
Investments in mutual funds	$915,192
Investment in Hudson City Bancorp, Inc. common stock	25,193,775

$26,108,967

Schedule 1

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK

Schedule H, Item 4(i) – Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2003

		Number of	Current
Identity of Issue	Description of Investment	Shares	Value

Morgan Stanley Funds	Morgan Stanley Dean Witter Stable Value A Fund	2,920,264	$2,920,264

Morgan Stanley Funds	Morgan Stanley Dean Witter U.S. Government Securities Trust A Fund	307,128	2,828,648

Morgan Stanley Funds	Morgan Stanley Dean Witter S&P 500 Index A Fund	192,910	2,320,710

Van Kemper Funds	Van Kampen Comstock Fund	108,580	1,731,856

Morgan Stanley Funds	Morgan Stanley Dean Witter Liquid Assets Fund Inc.	5,345	5,345

Fidelity Advisor Funds	Fidelity Advisor Series II Balances CL T Fund	7,418	117,872

Fidelity Advisor Funds	Fidelity Advisors Series I Mid Cap CL T Fund	8,349	187,105

Fidelity Advisor Funds	Fidelity Advisors Series VIII Value Strategies CL T Fund	4,475	141,530

Van Kemper Funds	Van Kampen Equity Income A Fund	18,944	149,659

Fidelity Advisor Funds	Fidelity Advisors Series VII Financial Services T Fund	1,846	41,251

Van Kemper Funds	Van Kampen Series Fund Inc. – Tax Managed Global Franchise A Fund	4,045	80,983

	Total investment in mutual funds		10,525,223

	*Hudson City Bancorp, Inc. investment in common stock	1,326,615	50,341,256

	* Participant Loan Receivable (a)	347,937	347,937

	Total other investments		50,689,193

	Total investments		$61,214,416

*	A party-in-interest as defined by ERISA
(a)	As of December 31, 2003, the interest rates on these loans ranged from 5.25% to 8.0%

Schedule 2

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK

Item 27d — Schedule of Reportable Transactions

Year Ended December 31, 2003

				Acquisition
	Description of	Unit	Unit	/purchase		Selling
Identity of Issue	Investment	Purchases	Sales	Price	Cost	Price

Morgan Stanley Funds	Morgan Stanley Dean Witter Stable Value A Fund	3,222,705	302,441	$3,222,705	$302,441	$302,441

Morgan Stanley Funds	Morgan Stanley Dean Witter U.S. Government Securities Trust A Fund	51,280	442,663	478,201	4,165,458	4,134,657

Morgan Stanley Funds	Morgan Stanley Dean Witter Liquid Assets Fund Inc.	1,950,004	2,697,071	1,950,004	2,697,071	2,697,071

Hudson City Bancorp, Inc.	*Hudson City Bancorp, Inc., investment in common stock	59,503	146,042	1,443,010	2,730,995	3,715,520

* A party-in-interest as defined by ERISA

SIGNATURE OF PLAN ADMINISTRATOR

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Profit Incentive Bonus Plan of
Hudson City Savings Bank

Date: June 28, 2004	By:	/s/ J. Christopher Nettleton

J. Christopher Nettleton Plan Administrator Vice President and Human Resources Officer Hudson City Savings Bank

EXHIBIT INDEX

Exhibit Number	Exhibit	Location

23.1	Consent of KPMG LLP	Page 15

99.1	Statement Furnished Pursuant To Section 906 Of The Sarbanes-Oxley Act Of 2002, 18 U.S.C. Section 13	Page 16